FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 000-51034

ACE Aviation Holdings Inc.

(Translation of registrant's name into English)

5100 de Maisonneuve Boulevard West,
Montreal, Quebec,
Canada,
H4A 3T2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

99.1
News Release dated March 22, 2006 - ACE Aviation Holdings Inc. announces adjustment to conversion rate of 4.25% convertible senior notes due 2035 in connection with its previously announced special distribution to its shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE AVIATION HOLDINGS INC. Registrant

Date: March 22, 2006	By:	/s/ Carolyn M. Hadrovic

Name: Carolyn M. Hadrovic
Title: Corporate Secretary